MYR Group Inc.

Three Continental Towers

1701 West Golf Road, Suite 1012

Rolling Meadows, IL 60008-4007

(847) 290-1891

August 12, 2008

VIA EDGAR AND FACSIMILE

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Pamela Long

Re:	MYR Group Inc. (the “Company”)
Registration Statement on Form S-1 (File No. 333-148864)

Ladies and Gentlemen:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, we respectfully request that the effective date of the Company’s Registration Statement on Form S-1 (File No. 333-148864), as amended by Post-Effective Amendment No. 1 thereto, be accelerated by the Securities and Exchange Commission (the “Commission”) to 12:00 p.m., Eastern Time, on August 12, 2008, or as soon thereafter as practicable.

The Company hereby acknowledges that:

•                  should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by a telephone call to Stacy J. Kanter at (212) 735-3497 or Peter Hennessey at (212) 735-3867 of Skadden, Arps, Slate, Meagher & Flom LLP and that such effectiveness also be confirmed in writing.

Very truly yours,

MYR GROUP INC.

By:	/S/ GERALD B. ENGEN, JR.
Name:	Gerald B. Engen, Jr.
Title:	Vice President, Chief Legal Officer and Secretary

cc:                                 Skadden, Arps, Slate, Meagher & Flom LLP
                                                Stacy J. Kanter, Esq.
                                                Laura Kaufmann, Esq.
                                                Peter Hennessey, Esq.